210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Accelerates Warrant Expiry Date

CALGARY, AB – September 23, 2009 – Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") (TSX:ONC; NASDAQ:ONCY) announces that in accordance with the terms of the warrant indenture for those warrants issued on December 5, 2008, and in accordance with the terms of the broker warrant certificates for the warrants issued December 5, 2008 and those amended December 18, 2008, the Corporation has provided the required written notice to holders of such warrants that the expiry date has been accelerated to the close of business on Friday, October 23, 2009.

Under the terms of the indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of the common shares of Oncolytics (the “Common Shares”) on the Toronto Stock Exchange exceeds $2.50 per Common Share, then, at any date subsequent to this date, at the Corporation’s sole discretion and upon the Corporation sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release.  As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50.   Warrants may be exercised through payment of the exercise amount of $1.80 per full warrant up to close of business on October 23, 2009.  If all of the remaining warrants subject to this acceleration are exercised, Oncolytics will receive additional proceeds of $5,273,640.  Any warrants not exercised prior to the accelerated expiry date and time will expire without any further action being taken.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements.  Forward-looking statements, including the Company’s expectations related to the exercise of the warrants, as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as may be required pursuant to applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com